FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

<u>Provident Energy Trust</u>
(Translation of registrant's name into English)
<u>700, 112 - 4th Ave, S.W. ; Calgary, AB; T2P 0H3</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ....   Form 40-F ...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ....   No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 04, 2005
      Provident Energy Trust

 By:

/s/ Mark N. Walker
_____
Mark N. Walker
Vice President, Finance, Chief Financial Officer and Corporate Secretary

Provident Energy Announces August Cash Distribution

NEWS RELEASE NUMBER 18-05   **August 4, 2005**

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its August cash distribution will be CDN$0.12 per unit payable on September 15, 2005. August's distribution is consistent with the distribution paid to unitholders since November 2003.

August's distribution will be paid to unitholders of record on August 19, 2005. The ex-distribution date will be August 17, 2005. For unitholders receiving their distribution in U.S. funds, the August 2005 cash distribution will be approximately US$0.10 per unit based on an exchange rate of 0.8245. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada, southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:
Patricia Lew
Investor Relations and Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:
800, 112 - 4th Avenue S.W.
Calgary, Alberta T2P 0H3
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 261-6696
www.providentenergy.com